                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                               MEDIQ Incorporated
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   584906-101
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement       [   ]
CUSIP No.  584906-101

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power                      0
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power            7,430,200


                                 7) Sole Dispositive Power                 0


                                 8) Shared Dispositive Power       7,404,468


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  7,430,200*




   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                              [   ]


   11)  Percent of Class Represented by Amount in Row (9)                34.5*


   12)  Type of Reporting Person (See Instructions)                        HC


           * See the response to Item 4 below.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                               MEDIQ Incorporated
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   584906-101
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement       [   ]
CUSIP No.  584906-101

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                        0
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power              7,430,200


                            7) Sole Dispositive Power                   0


                            8) Shared Dispositive Power         7,404,468


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  7,430,200*




   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                         [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  34.5*


   12)  Type of Reporting Person (See Instructions)                          HC


           * See the response to Item 4 below.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                               MEDIQ Incorporated
------------------------------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   584906-101
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement      [   ]
CUSIP No.   584906-101

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank, National Association  25-1197336

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization                United States


  Number of Shares             5) Sole Voting Power                     0
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power           7,430,200


                               7) Sole Dispositive Power                0


                               8) Shared Dispositive Power      7,404,468


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  7,430,200*


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                              [   ]


   11)  Percent of Class Represented by Amount in Row (9)                34.5*


   12) Type of Reporting Person (See Instructions)                         BK


          * See the response to Item 4 below.

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1995:

(a) Amount Beneficially Owned:                            7,430,200 shares*

(b) Percent of Class:                                                     34.5*

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                           0
      (ii) shared power to vote or to direct the vote                 7,430,200
     (iii) sole power to dispose or to direct the disposition of              0
      (iv) shared power to dispose or to direct the disposition of    7,404,468


* Beneficial ownership includes 3,734,955 shares of Preferred, Series A Stock (CUSIP #584906200), which is not registered under the Securities Exchange Act of 1934. This Preferred Stock is convertible at any time into Common Stock of MEDIQ Incorporated at a conversion rate of one-to-one, and thus is deemed to constitute beneficial ownership of Common Stock under Rule 13d-3(d)(i). See also the response to Item 6 below.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Schedule A.

ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 12, 1996
         --------------------------------------------
         Date

         /s/ WILLIAM F. STROME
         --------------------------------------------
         Signature - PNC Bank Corp.


         William F. Strome, Senior Vice President
         --------------------------------------------
         Name/Title


         February 12, 1996
         --------------------------------------------
         Date


         /s/ PAUL L. AUDET
         --------------------------------------------
         Signature - PNC Bancorp, Inc.

         Paul L. Audet, Vice President
         --------------------------------------------
         Name/Title


         February 12, 1996
         --------------------------------------------
         Date


         /s/ WILLIAM F. STROME
         --------------------------------------------
         Signature - PNC Bank, National Association


         William F. Strome, Senior Vice President
         --------------------------------------------
         Name/Title


                     AN AGREEMENT TO FILE A JOINT
                     STATEMENT WAS PREVIOUSLY FILED
                     AS EXHIBIT A TO AMENDMENT NO. 6.

                               Schedule A

    Item 6- Ownership of More Than Five Percent On Behalf of Another Person

         Securities are held in various trusts. The following persons may have the power to direct the proceeds of sale and/or dividends in their capacity as Co-Fiduciaries:

                   Lionel Felzer
                   17124 Newport Club Drive
                   Boca Raton, Florida 33496

         Lionel Felzer is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 3,626,997 shares of MEDIQ Inc. Common Stock and 3,666,997 shares of MEDIQ Inc. Preferred, Series A Stock.

                   Judith Shipon
                   1115 Devon Road
                   Rydal, PA 19046

         Judith Shipon is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 3,617,097 shares of MEDIQ Inc. Common Stock and 3,657,097 shares of MEDIQ Inc. Preferred, Series A Stock.

                   Bessie Rotko
                   100 Bryer Estate #4-N
                   Elkins Park, PA 19117

         Bessie Rotko is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 3,607,197 shares of MEDIQ Inc. Common Stock and 3,647,197 shares of MEDIQ Inc. Preferred, Series A Stock.

                   Michael Rotko, Esquire
                   c/o Drinker, Biddle & Reath
                   Suite 1100
                   1345 Chestnut St.
                   Philadelphia, PA 19107-3496

         Michael Rotko is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 3,659,613 shares of MEDIQ Inc. Common Stock and 3,699,613 shares of MEDIQ Inc. Preferred, Series A Stock.

                   John Iskrant, Esquire
                   c/o Schnader, Harrison, Segal & Lewis
                   Suite 3600, 1600 Market Street
                   Philadelphia, PA 19103

        John Iskrant is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 36,228 shares of MEDIQ Inc. Common Stock and 76,228 shares of MEDIQ Inc. Preferred, Series A Stock.

                   Thomas C. Rotko
                   P.O. Box 369
                   Unionville, PA 19375

        Thomas C. Rotko is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 21,258 shares of MEDIQ Inc. Common Stock and 21,258 shares of MEDIQ Inc. Preferred, Series A Stock.

                  William L. Rotko
                  P.O. Box 369
                  Unionville, PA 19375

        William L. Rotko is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 21,258 shares of MEDIQ Inc. Common Stock and 21,258 shares of MEDIQ Inc. Preferred, Series A Stock.

                  David M. Shipon
                  1115 Devon Road
                  Rydal, PA 19046

        David M. Shipon is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 25,732 shares of MEDIQ Inc. Common Stock and 25,482 shares of MEDIQ Inc. Preferred, Series A Stock.